UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Progyny, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74340E103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340E103

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Merck Ventures B.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENship or place of organization
The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
4,297,414(1)
	6	shared voting power
0
	7	sole dispositive power
4,297,414(1)
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
4,297,414(1)
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.1%(2)
12		type of reporting person (See Instructions)
FI

(1) Consists of (a) 4,108,965 shares and (b) warrants to purchase 188,449 shares held by Merck Ventures B.V., a wholly owned subsidiary of Merck B.V. Merck B.V. is a wholly owned indirect subsidiary of Merck KGaA, a publicly traded company (Frankfurt Stock Exchange, DAX 30).

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,046,372 shares of common stock, $0.0001 par value per share (“Common Stock”), outstanding as of November 29, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”) on December 6, 2019 and (ii) warrants to purchase 188,449 shares of Common Stock beneficially owned by the Reporting Person. For the purpose of computing the percentage ownership of the Reporting Person, we have assumed the exercise of each of the warrants to purchase in the aggregate, 188,449 shares of Common Stock, held by the Reporting Person.

CUSIP No. 74340E103

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Merck B.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENship or place of organization
The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
4,297,414(1)
	6	shared voting power
0
	7	sole dispositive power
4,297,414(1)
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
4,297,414(1)
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.1%(2)
12		type of reporting person (See Instructions)
FI

(1) Consists of (a) 4,108,965 shares and (b) warrants to purchase 188,449 shares held by Merck Ventures B.V., a wholly owned subsidiary of Merck B.V. Merck B.V. is a wholly owned indirect subsidiary of Merck KGaA, a publicly traded company (Frankfurt Stock Exchange, DAX 30).

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,046,372 shares of Common Stock outstanding as of November 29, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 6, 2019 and (ii) warrants to purchase 188,449 shares of Common Stock beneficially owned by the Reporting Person. For the purpose of computing the percentage ownership of the Reporting Person, we have assumed the exercise of each of the warrants to purchase in the aggregate, 188,449 shares of Common Stock, held by the Reporting Person.

CUSIP No. 74340E103

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Merck KGaA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENship or place of organization
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
4,297,414(1)
	6	shared voting power
0
	7	sole dispositive power
4,297,414(1)
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
4,297,414(1)
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.1%(2)
12		type of reporting person (See Instructions)
FI

(1) Consists of (a) 4,108,965 shares and (b) warrants to purchase 188,449 shares held by Merck Ventures B.V., a wholly owned subsidiary of Merck B.V. Merck B.V. is a wholly owned indirect subsidiary of Merck KGaA, a publicly traded company (Frankfurt Stock Exchange, DAX 30).

(2) Based on the quotient obtained by dividing: (a) the aggregate number of shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 84,046,372 shares of Common Stock outstanding as of November 29, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 6, 2019 and (ii) warrants to purchase 188,449 shares of Common Stock beneficially owned by the Reporting Person. For the purpose of computing the percentage ownership of the Reporting Person, we have assumed the exercise of each of the warrants to purchase in the aggregate, 188,449 shares of Common Stock, held by the Reporting Person.

CUSIP No. 74340E103

Item 1.	(a)	Name of Issuer

Progyny, Inc.

(b)	Address of Issuer’s Principal Executive Offices

245 5th Avenue

New York, New York 10016

Item 2.	(a)	Name of Person Filing

This statement is filed by the following entities (collectively, referred to as the “Reporting Persons”):

•	Merck Ventures B.V.
•	Merck B.V.
•	Merck KGaA

Merck Ventures B.V. is a wholly owned subsidiary of Merck B.V. Merck B.V. may be deemed to have sole voting and dispositive power with respect to the shares held by Merck Ventures B.V.

Merck Ventures B.V. is a wholly owned indirect subsidiary of Merck KGaA, a publicly traded company. Merck KGaA may be deemed to have sole voting and dispositive power with respect to the shares held by Merck Ventures B.V.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for Merck Ventures B.V. is:

Gustav Mahlerplein 102, Toyo Ito Building, 20th Floor

1082 MA Amsterdam, The Netherlands

The address of the principal business office for Merck B.V. is:

Tupolevlaan 41-61, Schiphol-Rijk

1119 NW, Netherlands

The address of the principal business office for Merck KGaA is:

Frankfurter Straße 250

64293 Darmstadt, Germany

(c)	Citizenship

Merck Ventures B.V. is a private limited company located in the Netherlands.

Merck B.V. is a private limited company located in the Netherlands.

Merck KGaA is a German public company (Frankfurt Stock Exchange, DAX 30).

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

74340E103

CUSIP No. 74340E103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Effective January 7, 2021, the Reporting Persons sold all of their securities of the Issuer and ceased to constitute beneficial ownership of more than five percent of the Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13G and constitutes an exist filing for such Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 74340E103

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 74340E103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2021

Merck Ventures B.V.

By:	/s/ Jasper Bos
Name: Jasper Bos
Title: Managing Director

By:	/s/ Hakan Goker
Name: Hakan Goker
Title: Executive Investment Director

Merck B.V.

By:	/s/ Spasena Ivanova Yotova
Name: Spasena Ivanova Yotova
Title: Managing Director

By:	/s/ Saraswati Khan
Name: Saraswati Khan
Title: Managing Director

Merck KGaA

By:	/s/ Rando Bruns
Name: Rando Bruns
Title: Head of Treasury

By:	/s/ Marco Rau
Name: Dr. Marco Rau, LL.M.
Title: Head of Legal Team Strategy and Transformation